Ralph Eisenschmid

InteliSys Aviation Systems of America Inc.

815 Bombardier Street

Shediac, New Brunswick, Canada

E4P 1H9

Telephone: (506) 532-8518

Facsimile: (506) 533-1470

November 17, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporate Finance

Attention: Steven Jacobs, Accounting Branch Chief

Re:

InteliSys Aviation Systems of America, Inc.

Form 10-KSB for the year ended December 31, 2004

Filed May 16, 2005

File No. 000-26777

Ladies and Gentlemen:

InteliSys Aviation Systems, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") an amended Form 10-KSB/A (the "Amended Form 10-KSB") in response to the Commission's comments, dated June 16, 2005 (the "Comment Letter"), with reference to the Company's Form 10-KSB for the year ended December 31, 2004 filed with the Commission on May 16, 2005, file number 000-26777.

The Company appreciates your review in assisting it to enhance the overall disclosure in its Amended Form 10-KSB. In addition to filing the Amended 10-KSB, the Company supplementally responds to all the Commission's comments as follows:

Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures

1.

Comment:  In light of the material weaknesses referenced under Item 1, Risk of non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and in your 2005 first quarter Form 10-QSB filed on May 24, 2005 and the fact that your officers’ concluded that your disclosure controls and procedures were ineffective as of the end of the period covered by your first quarter Form 10-QSB based on these material weaknesses, please explain to us in reasonable detail the basis for your officers’ conclusion under Item 8A that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Response:  In the process of filing Form 10-KSB for the year ended December 31, 2004 (“Annual Report”), with the SEC on May 16, 2005, the principal executive officer and principal financial officer of the Company made an inaccurate assessment of the effectiveness of disclosure controls and procedures.  The principal executive officer is of the opinion that even though there were material weaknesses and significant control deficiencies, there were no material errors in the financial information filed on Form 10-KSB with the SEC on May 26, 2005.

The Company wishes to amend the Form 10-KSB for the year ended December 31, 2004 and disclose both the material weaknesses and significant deficiencies as were reflected in the Form 10-QSB filed on May 24, 2005.  Subsequently, the Company has hired a professional financial consultant to expedite the closing process and preparation of the financial information and related disclosures in order to file our forms in a timely manner.

Item 13.  Exhibits and Reports on Form 8-K

2.

Comment:  Please revise your certifications filed as Exhibits 31.1 and 31.2 to reflect the language exactly as set forth in Item 601(b) (31) of Regulation S-K.

Response: The Company will amend its certifications filed as Exhibit 31.1 and 31.2 to its Annual Report on Form 10-KSB in its Amended Form 10-KSB/A to be filed forthwith in response to the Commission’s comment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.  Prior to submitting the Amended Form 10-KSB as requested by the Commission, the Company wishes to receive confirmation from the Commission that they are satisfied with the content of this response letter.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ Ralph Eisenschmid

Ralph Eisenschmid